UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
   Amendment No. 6 with respect to Alan E. Densen and Anthony P. Towell
              Amendment No. 3 with respect to Lawrence Densen

                 Under the Securities Exchange Act of 1934

                       EASTCO INDUSTRIAL SAFETY CORP.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.12 PER SHARE
                      (Title of Class of Securities)

                                276162 40 1
                              (CUSIP Number)


HOLLENBERG LEVIN SOLOMON ROSS BELSKY & DANIELS, LLP, 585 STEWART AVENUE,
    GARDEN CITY, NEW YORK 11530, ATT: HERBERT W. SOLOMON, ESQ.(516) 745-6000
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            APRIL 17, 1997
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].

Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
                              Amendment No. 6
CUSIP No.  276162-40-1

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

        ALAN E. DENSEN
        Social Security ####-##-####


2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                          [ ]

6.   Citizenship or Place of Organization

     UNITED STATES

                    Number of Shares Beneficially Owned
                      by Each Reporting Person with:
                   ------------------------------------
                    7.   Sole Voting Power

                         59,282

                    8.   Shared Voting Power

                         101,667

                    9.   Sole Dispositive Power

                         59,282

                    10.  Shared Dispositive Power

                         101,667

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     160,949

12.  Check Box if Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.  Percent of Class Represented by Amount in Row (11)

     9.6%

14.  Type of Reporting Person

     IN

                               SCHEDULE 13D
                              Amendment No. 6
CUSIP No.  276162-40-1

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

        ANTHONY P. TOWELL
        Social Security ####-##-####

2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                          [ ]

6.   Citizenship or Place of Organization

     UNITED KINGDOM

                    Number of Shares Beneficially Owned
                      by Each Reporting Person with:
                   ------------------------------------
                    7.   Sole Voting Power

                         146,921

                    8.   Shared Voting Power

                         101,667

                    9.   Sole Dispositive Power

                         146,921

                    10.  Shared Dispositive Power

                         101,667


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     248,588

12.  Check Box if Aggregate Amount in Row (11) Excludes Certain Shares[x]

13.  Percent of Class Represented by Amount in Row (11)

     14.8%

14.  Type of Reporting Person

     IN

                               SCHEDULE 13D
                              Amendment No. 3
CUSIP No.  276162-40-1

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     c. LAWRENCE DENSEN
        Social Security ####-##-####

2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                          [ ]

6.   Citizenship or Place of Organization

     UNITED STATES

                    Number of Shares Beneficially Owned
                      by Each Reporting Person with:
                   ------------------------------------
                    7.   Sole Voting Power

                         55,161

                    8.   Shared Voting Power

                         100,000

                    9.   Sole Dispositive Power

                         55,161

                    10.  Shared Dispositive Power

                         100,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     155,161

12.  Check Box if Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.  Percent of Class Represented by Amount in Row (11)

     9.2%

14.  Type of Reporting Person

     IN

Item 1.  Security and Issuer.

     Common stock $0.12 par value per share(the "Common Stock") issued by Eastco Industrial Safety Corp., with principal executive offices located at 130 West 10th Street, Huntington Station, New York (hereinafter referred to as the "Company").


Item 2.  Identity and Background.

     This statement is filed by Alan E. Densen, Anthony P. Towell, and Lawrence Densen, each a trustee under a voting trust agreement (the Voting Trust Agreement") dated April 17, 1997 by and among Eastco Industrial Safety Corp., Phillip Robins, Steven Robins, Alan E. Densen as trustee, Anthony P. Towell as trustee, and Lawrence Densen as trustee. The information required by this Item for each individual trustee is as follows:


   I.

     (a)  Name:                    Alan E. Densen

     (b)  Business Address:        130 West 10th Street
                                   Huntington Station, NY 11746

     (c)  Principal Occupation:    Senior Vice-President and a
                                   director of the Company

     (d)  Criminal Violations:     None

     (e)  Securities Violations:   None

     (f)  Citizenship:             United States


   II.

     (a)  Name:                    Anthony P. Towell

     (b)  Business Address:        130 West 10th Street
                                   Huntington Station, NY 11746

     (c)  Principal Occupation:    Senior Vice-President, Treasurer,
                                   Secretary and a director of the Company

     (d)  Criminal Violations:     None

     (e)  Securities Violations:   None

     (f)  Citizenship:             United Kingdom

   III.

     (a)  Name:                    Lawrence Densen

     (b)  Business Address:        130 West 10th Street
                                   Huntington Station, NY 11746

     (c)  Principal Occupation:    President, Chief Executive Officer and a
                                   director of the Company

     (d)  Criminal Violations:     None

     (e)  Securities Violations:   None

     (f)  Citizenship:             United States

Item 3.  Source and Amount of Funds or Other Consideration.

     No funds were paid by Messrs. A. Densen, A. Towell, or L. Densen as trustees in connection with the securities which are the subject of this Schedule. See Item 4 below for a description of the method and purpose of acquisition of the securities which are the subject of this Schedule.

Item 4.  Purpose of Transaction.

     The securities which are the subject of this Schedule were acquired pursuant to a stock exchange agreement (the "Stock Exchange Agreement") dated April 17, 1997 by and among Eastco Glove Technologies, Inc., Eastco Industrial Safety Corp., Steven Robins, and Phillip Robins. Pursuant to the Stock Exchange Agreement, the Company issued 100,000 shares of its Common Stock in exchange for all of the issued and outstanding stock of Protective Knitting, Inc., a Minnesota corporation owned by Phillip Robins and Steven Robins. As a condition of the closing of the Stock Exchange Agreement, the parties consummated the Voting Trust Agreement. For a brief description of the terms of the Voting Trust Agreement and the transactions pursuant to which the 100,000 shares were issued, see Item 6 below.

     As of the date of this Schedule, Messrs. A. Densen, A. Towell, and L. Densen have no plans or proposals which relate to or would result in the acquisition or disposition of the Company's securities by any person; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; a sale or transfer of a material amount of the assets of the Company; any change in the Company's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the Company's present capitalization or dividend policy; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of the Company's securities to cease to be listed in an inter-dealer quotation system of a registered national securities association; a class of the Company's equity securities becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to those enumerated in response to this item.


Item 5. Interest in Securities of the Issuer.

     (a) Alan E. Densen owns beneficially 160,949 shares of the Common Stock of the Company, or approximately 9.6% of the issued and outstanding shares of the Common Stock of the Company. Anthony P. Towell owns beneficially 248,588 shares of the Common Stock of the Company, or approximately 14.8% of the issued and outstanding shares of the Common Stock of the Company. Lawrence Densen owns beneficially 155,161 shares of the Common Stock of the Company, or approximately 9.2% of the issued and outstanding shares of the Common Stock of the Company.

     (b) (1) Alan E. Densen:

               (i) Has the sole power to vote or to direct the vote of 59,282 shares of the Company's Common Stock;

               (ii) Has shared power to vote or to direct the vote of 101,667 shares of the Company's Common Stock;

               (iii)Has the sole power to dispose or to direct the disposition of 59,282 shares of the Company's Common Stock;

               (iv) Has shared power with his wife, Alice Densen, to direct the vote or dispose or direct the disposition of 1,667 shares, and shared power with Lawrence Densen and Anthony P. Towell to direct the vote or dispose or direct the disposition of 100,000 shares.

          (2) Anthony P. Towell:

               (i) Has the sole power to vote or to direct the vote of 146,921 shares of the Company's Common Stock;

               (ii) Has shared power to vote or to direct the vote of 101,667 shares of the Company's Common Stock;

               (iii)Has the sole power to dispose or to direct the disposition of 146,921 shares of the Company's Common Stock;

               (iv) Has shared power with his wife, Jacqueline Towell, to direct the vote or dispose or direct the disposition of 1,667 shares, and shared power with Lawrence Densen and Alan E. Densen to direct the vote or dispose or direct the disposition of 100,000 shares.

          (3) Lawrence Densen:

               (i) Has the sole power to vote or to direct the vote of 55,161 shares of the Company's Common Stock;

               (ii) Has shared power to vote or to direct the vote of 100,000 shares of the Company's Common Stock;

               (iii)Has the sole power to dispose or to direct the disposition of 55, 161 shares of the Company's Common Stock;

               (iv) Has shared power with Alan E. Densen and Anthony P. Towell to direct the vote or dispose or direct the disposition of 100,000 shares.

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Alan E. Densen, Anthony P. Towell, and Lawrence Densen are each trustees under the Voting Trust Agreement. (The following is a brief description of the Voting Trust Agreement, which includes information related to contingencies the occurrence of which would give another person voting power or investment power over securities which are the subject of this filing. Terms used but not defined in this Item 6 have the meanings set forth in the Voting Trust Agreement, a copy of which is included in this filing pursuant to Item 7 hereof.) Pursuant to the terms of the Voting Trust Agreement, the Trustees, by majority vote, for a five year period commencing April 17, 1997, shall have the exclusive right to vote upon the shares delivered to them or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the Certificate of Incorporation or other certificate filed pursuant to law, in person or by proxy at all meetings of the Company's shareholders, and in all proceedings wherein the vote or written consent of shareholders may be required or authorized by law. The 100,000 shares were issued pursuant to the Stock Exchange Agreement, pursuant to which the Company acquired all of the outstanding shares of Protective Knitting, Inc. from Steven Robins and Phillip Robins, who each hold trust certificates for 50,000 shares and have the right to sell the shares after one year under Rule 144 at which time the shares would be released from the trust. At the expiration of the term of the trust, the Trustees shall, upon surrender of the trust certificates delivered pursuant to the Voting Trust Agreement, deliver to the holders thereof shares of Common Stock of the Company equivalent in amount to the shares represented by the trust certificates surrendered. The death of a Trustee shall terminate his trusteeship. Any Trustee may resign at any time and may be replaced by his successors.

Item 7.  Material to be Filed as Exhibits.

     The following Exhibits are filed with this Amendment:

          Exhibit 1. Agreement between Messrs. A. Densen, A. Towell, and L. Densen that this Amendment be filed on behalf of each of them.

          Exhibit 2. Voting Trust Agreement dated April 17, 1997 by and among Eastco Industrial Safety Corp., Phillip Robins, Steven Robins, Alan
          E. Densen as trustee, Anthony P. Towell as trustee, and Lawrence Densen as trustee.

                                SIGNATURES

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned persons certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 1997

                                        /s/ Alan E. Densen
                                        ----------------------------
                                             Alan E. Densen

                                        /s/ Anthony P. Towell
                                        ----------------------------
                                             Anthony P. Towell

                                        /s/ Lawrence Densen
                                        ----------------------------
                                             Lawrence Densen

                                 Exhibit 1

     The undersigned individuals are each trustees under a voting trust agreement (the "Voting Trust Agreement") dated April 17, 1997 by and among Eastco Industrial Safety Corp., Phillip Robins, Steven Robins, Alan E. Densen as trustee, Anthony P. Towell as trustee, and Lawrence Densen as trustee. The undersigned hereby agree that the annexed Schedule 13D, required to be filed with the Securities and Exchange Commission, is to be filed on behalf of each of them as the securities referred to therein are beneficially owned by each as trustee under the Voting Trust Agreement.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of April, 1997.

                                        /s/ Alan E. Densen
                                        -----------------------
                                             Alan E. Densen


                                        /s/ Anthony P. Towell
                                        -----------------------
                                             Anthony P. Towell

                                        /s/ Lawrence Densen
                                        -----------------------
                                             Lawrence Densen

                                 Exhibit 2


                          VOTING TRUST AGREEMENT


     VOTING TRUST AGREEMENT made on the 17th day of April, 1997, by and among Eastco Industrial Safety Corp., a New York corporation with offices at 130 West 10th Street, Huntington Sation, New York 11746 (the "Company"), parties whose names and signatures are set forth at the end of this Agreement (the "Shareholders"), and Alan E. Densen, Anthony P. Towell and Lawrence Densen or their survivors and their successors in trust (the "Trustees").

     WHEREAS on the date hereof, Eastco Glove Technologies, Inc., a Minnesota corporation (and a wholly-owned subsidiary of the Company) with offices at 130 West 10th Street, Huntington Station, New York 11746, acquired all of the issued and outstanding shares of Protective Knitting, Inc., a Minnesota corporation with offices at 4311 Peavey Road, Chaska, Minnesota 55318 ("PKI") pursuant to a stock exchange agreement ("Stock Exchange Agreement") in exchange for 100,000 shares of the Company, and

     WHEREAS as a condition to the closing (the "Closing") under the Stock Exchange Agreement, and contingent upon the Closing thereto being consummated, the parties are entering into this Agreement as a material inducement to Eastco to proceed with and consummate the Closing; and

     WHEREAS the Trustees have consented to act under this Agreement for the purposes herein provided,

     IT IS THEREFORE AGREED:

1. Transfer of Shares to Trustees. The Shareholders simultaneously with the execution of this Agreement, shall indorse in blank and assign and deliver their share certificates to the Trustees, who shall cause the shares represented thereby to be transferred to them, as voting trustees, on the books of the Company.

2. Voting Trust. The voting trust hereby created shall continue for five years from the date hereof. Throughout such period, the Trustees, by majority vote, shall have the exclusive right to vote upon such shares or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the Certificate of Incorporation or other certificate filed pursuant to law, in person or by proxy at all meetings of the Company's shareholders, and in all proceedings wherein the vote or written consent of shareholders may be required or authorized by law.

3. Trust Certificates. The Trustees shall issue and deliver to each of the Shareholders, or to his nominee, certificates for the number of shares transferred by them to the Trustees in form substantially as follows:

              Trust Certificate

          No.                                     100,000  Shares

               Alan E. Densen, Lawrence Densen and
          Anthony P. Towell, voting trustees of the
          shares of Eastco Industrial Safety Corp.,
          under an agreement dated April 17, 1997,
          having received certain shares of the Company,
          pursuant to such agreement, which agreement
          the holder hereof by accepting this
          certificate ratifies and adopts, hereby
          certify that                             will
          be entitled to receive a certificate for
                               fully paid common shares
          of Eastco Industrial Safety Corp., of the par value of $0.12 each, on the expiration of the voting trust agreement, and in the meantime shall be entitled to receive payments equal to any dividends that may be collected by the undersigned trustees upon a like number of such shares held by it under the terms of the trust agreement.

               This certificate is transferable only on the books of the undersigned Trustees by the registered holder in person or by his duly authorized attorney, and the holder hereof, by accepting this certificate, manifests his consent that the undersigned Trustees may treat the registered holder hereof as the true owner for all purposes, except the delivery of share certificates, which delivery shall not be made without the surrender hereof.

               IN WITNESS WHEREOF, Alan E. Densen,
          Anthony P. Towell and Lawrence Densen have executed this certificate this 17th day of April, 1997.


                              Alan E. Densen, Trustee


                              Anthony P. Towell, Trustee


                              Lawrence Densen, Trustee

          4.   Sale/Registration of Stock.

          (a) In the event that a Shareholder desires, after one (1) year from the date hereof, to sell its shares as authorized pursuant to Rule 144 promulgated under the Securities Act of 1933, said Shareholder shall provide fifteen (15) days notice to the parties hereto. Upon receipt of said notice, the Trustees shall release the shares to be sold from this Agreement and permit their sale pursuant to Rule 144.

          (b) In the event that the Company intends to file a registration statement with respect to its common stock (except on Form S-8 or any other inappropriate form or if the underwriter objects thereto or with respect to any existing registration to be amended), then the Company on one occasion will give the Shareholders at least 10 days notice and if the Shareholder states that he will be selling his shares within thirty days of the effective date of the registration statement, then the Company at its expense except for discounts and commissions, will include such shares in such registration statement, provided that the Shareholder duly cooperates as required in the filing of such registration statement.

5. Dividends. The Trustees shall collect and receive any dividends that may accrue upon the shares subject to this Trust, and subject to deduction as provided in paragraph 10 hereof, shall divide the same among the trust certificate holders in proportion to the number of shares respectively represented by their trust certificates.

6. Liability. The Trustees shall use their best judgment in voting upon the stock held by them, but shall not be liable for the consequence of any vote cast, or consent given by them, in good faith, and in the absence of gross negligence.

7. Transfer at Termination. At the expiration of the term of the trust hereby created, the Trustees shall, upon surrender of the trust certificates, deliver to the holders thereof shares of stock of the Company equivalent in amount to the shares represented by the trust certificates surrendered.

8. Dissolution of Company. In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, the Trustees shall receive the monies, securities, rights, or property to which the holders of the Company's capital stock deposited hereunder are entitled, and shall distribute the same among the registered holders of voting trust certificates in proportion to their interests, as shown by the books of the Trustees. Alternatively, the Trustees may in their discretion deposit such monies, securities, rights, or property with any bank or trust company doing business in the State of New York with authority and instructions to distribute the same as above provided, and upon such deposit all further obligations or liabilities of the Trustees in respect of such monies, securities, rights or property so deposited shall cease.

9. Reorganization of Company. If the Company is merged into or consolidated with another corporation, or all or substantially all of its assets are transferred to another corporation, then in connection with such transfer the term "Company" for all purposes of this Agreement shall be deemed to include such successor corporation, and the Trustees shall receive and hold under this Agreement any stock of such successor corporation received on account of the ownership, as Trustees hereunder, of the stock held hereunder prior to such merger, consolidation, and
     transfer.   Voting trust certificates issued and outstanding under this
     Agreement at the time of such merger, consolidation or transfer may remain outstanding, or the Trustees may, in their discretion, substitute for such voting trust certificates new voting trust certificates in appropriate form and the terms "stock" and "capital stock" as used herein shall be taken to include any stock which may be received by the Trustees in lieu of all or any part of the Company's capital stock. Any stock dividends, splits, shares issued upon any recapitalization shall be added to this Voting Trust.

10.  Rights of Trustees.

          (a) Until the actual delivery to the holders of voting trust certificates issued hereunder of stock certificates in exchange therefor, and until the surrender of the voting trust certificates of cancellation, the Trustees shall have the right, subject to the provisions of this paragraph hereinafter set forth, to exercise, in person or by their nominees or proxies, all stockholders' voting rights and powers in respect of all stock deposited hereunder, and to take part in or consent to any corporate or stockholders' action of any kind whatsoever. The right to vote shall include the right to vote for the election of directors, and in favor of or against any resolutions or proposed action of any character whatsoever, which may be presented at any meeting or require the consent of the Company's stockholders. Without limiting such general right, it is understood that such action or proceeding may include, upon terms satisfactory to the Trustees or to their nominees or proxies thereto appointed by them, mortgaging, creating a security interest in, and pledging of all or any part of the Company' property, the lease or sale of all or any part of its property, for cash, securities, or other property, and the dissolution of the Company, or its consolidation, merger, reorganization or capitalization.

          (b) In voting the stock held by them hereunder, either in person or by their nominees or proxies, the Trustees shall exercise their best judgment to select suitable directors of the Company, and shall otherwise, insofar as they may as a stockholder of the Company, take such part or action in respect to the management of its affairs as they may deem necessary so as to be kept advised on the affairs of the Company and its management.

          (c) The death of a trustee shall terminate his trusteeship. Any trustee may resign at any time and may be replaced by his successors.

11. Compensation and Reimbursement of Trustees. The Trustees shall serve without compensation. The Trustees shall have the right to incur and pay such reasonable expenses and charges, to employ and pay such agents, attorneys, and counsel as they may deem necessary and proper to effectuate this Agreement. All such expenses or charges incurred by and due to the Trustees may be deducted from the dividends or other monies or property received by them on the stock deposited hereunder. Nothing herein contained shall disqualify the Trustees or successor Trustees, or incapacitate them from serving the Company or any of its subsidiaries as officer or director, or in any other capacity, and in any such capacity receiving compensation.

12. Entire Agreement. This Agreement supersedes all agreements previously made between the parties relating to its subject matter. There are no other understandings or agreements between them.

13.  Non-Waiver.   No delay or failure by a party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

14. Headings. Headings in this Agreement or for convenience only and shall not be used to interpret or construe its provisions.

15. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

17. Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties and their respective legal representatives, successor and assigns.

     IN WITNESS WHEREOF, the parties have signed this Agreement.


                                   /s/ Alan E. Densen
                                   -----------------------
                                   Alan E. Densen, Trustee


                                   /s/ Lawrence Densen
                                   -----------------------
                                   Lawrence Densen, Trustee


                                   /s/ Anthony P. Towell
                                   --------------------------
                                   Anthony P. Towell, Trustee


Corporate Seal
Attest:                            EASTCO INDUSTRIAL SAFETY CORP.

                              By: /s/ Lawrence Densen
                                 ----------------------------
                                   Lawrence Densen, President

                              The following Shareholders:

                              Address             Number of Shares

/s/ Steven Robins        9743 Dorset Lane                50,000
-----------------        Eden Prairie, MN 55347
Steven Robins

/s/ Phillip Robins       16611 Canterbury Drive          50,000
------------------       Minnetonka, MN 55345
Phillip Robins